UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millstream Ventures, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

601318108

(CUSIP Number)

William C. Gibbs

4760 S. Highland Dr.

Suite 341

Salt Lake City, Utah 84117

(801) *

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Bleeding Rock LLC EIN 20-1962701
2	check the appropriate box if a member of a group* (A) . (B) X .
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) o
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 21,671,407 SHARES
	9	sole dispositive power 0 shares
	10	s hared dispositive power 21,671,407 SHARES
11	aggregate amount beneficially owned by each reporting person 21,671,407 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 48%
14	type of reporting person* OO

1	name of reporting person i.r.s. identification no. of above person (entities only) William C. Gibbs
2	check the appropriate box if a member of a group* (A) . (B) X .
3	sec use only
4	source of funds* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 3,950,000 shares
	8	shared voting power 21,671,407 SHARES
	9	sole dispositive power 3,950,000 shares
	10	shared dispositive power 21,671,407 SHARES
11	aggregate amount beneficially owned by each reporting person 25,746,407 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 52.4%
14	type of reporting person* IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Millstream Ventures, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4760 S. Highland Dr., Suite 341, Salt Lake City, Utah  84117.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by Bleeding Rock LLC (“Bleeding Rock”), a Utah limited liability company, and William C. Gibbs (collectively, the “Reporting Persons”).  Bleeding Rock was to engage in the business of identifying and developing opportunities globally for oil shale technologies.

Mr. Gibbs is the managing member of Bleeding Rock.  Due to his relationship to Bleeding Rock, William C. Gibbs may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by Bleeding Rock.  As such, Mr. Gibbs may be deemed to have shared beneficial ownership over such shares of Common Stock.  Mr. Gibbs, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Mr. Gibbs is also the Chief Executive Officer and Chairman of the Issuer.  Mr. Gibbs is a citizen of the United States.

The principal business address of each Reporting Person is 4760 S. Highland Dr., Suite 341, Salt Lake City, UT  84117.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 3, 2011, Bleeding Rock acquired 20,600,000 shares of Common Stock in exchange for all of the shares of Green River Resources Corp. (“GRC) owned by Bleeding Rock.  These shares were issued in connection with the closing of a Stock Exchange Agreement dated April 29, 2011, as amended on June 3, 2011, (the “Exchange Agreement”) among Millstream Ventures, Inc. (the “Company”), GRC, and the shareholders of GRC, including Bleeding Rock.  In addition, the Company assumed the obligation to issue 1,071,407 shares for issuance upon conversion of an outstanding promissory note of GRC held by Bleeding Rock.  The Company also granted options to Mr. Gibbs to purchase up to 3,950,000 shares of the Company’s common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the transaction described in response to Item 3 above was to obtain or exercise some measure of control over the Issuer.  The Reporting Persons plan to assist the Issuer in developing a new business venture in the oil shale industry.  The Reporting Persons also propose to assist the Issuer in raising funds to satisfy current and future obligations of the Company and operating funds for the new business venture.  In connection with the sale of the closing of the transaction, the Company appointed Mr. Gibbs the CEO and Chairman of the Company.

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on June 7, 2011, the Company had 44,104,325 shares of Common Stock issued and outstanding, including the Shares acquired by the Reporting Persons.  After the consummation of the transactions described in Item 3 of this Schedule 13D, the Reporting Persons have shared power to vote and direct the disposition of 21,671,407 shares of Common Stock, which constitutes approximately 48% of the outstanding shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The shares and other securities were issued in connection with the closing on June 3, 2011, of the Exchange Agreement.  Pursuant to the terms of the agreement the Company issued the shares and other securities to the Reporting Persons.

Except as described in this Item 6 and Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit	Filing Date
Stock Exchange Agreement dated April 29, 2011	8-K	000-53167	99.1	5/10/11
Amendment dated June 3, 2011, to Stock Exchange Agreement dated April 29, 2011	10-K	000-53167	2.2	6/3/11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011	Bleeding Rock LLC

	By:	/s/ William C. Gibbs
William C. Gibbs, Managing Member

Dated: June 10, 2011		/s/ William C. Gibbs
William C. Gibbs